

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via Email
Stephen B. Thompson
Chief Financial Officer
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207

> **Re: Access Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-178415**

Dear Mr. Thompson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 16

1. We note the following statement on page 16: "A description of…how each selling shareholder acquired the shares to be sold in this offering is detailed in the information immediately following this table." The information immediately following the table, however, does not contain a description of how each selling shareholder acquired the shares. Please revise the registration statement to clearly discuss the facts and circumstances of the private placement transactions through which each selling shareholder acquired the shares being registered for resale.

Signatures, page II-9

2. We note that you, the company's principal accounting officer, have signed the filing on behalf of the registrant but that you have not signed the filing in your capacity as principal accounting officer specifically, as required by Instruction 1 to the Signatures

Stephen B. Thompson
Access Pharmaceuticals, Inc.
December 15, 2011
Page 2

section of Form S-1. Please amend the filing to include your signature in this capacity separate from your signature on behalf of the registrant.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: John J. Concannon III, Esq. (Bingham McCutchen LLP)